Exhibit 99.1

               Description of Mr. Kalogris' Employment Agreement
                       with the Triton PCS Holdings, Inc.

  (Excerpted from the Definitive Proxy Statement of Triton PCS Holdings, Inc.
                  for its 2004 Annual Meeting of Stockholders)

On February 4, 1998, Triton entered into an employment agreement for a five-year term with Michael E. Kalogris, Chairman of Triton's Board of Directors. On May 6, 2003, Mr. Kalogris' employment agreements was amended to extend the term of Mr. Kalogris' employment through February 3, 2006. The amended employment agreement also prohibits Mr. Kalogris, except in certain limited situations, from transferring his shares of Triton's Class A common stock during the three-year extended period. Upon executing their revised employment agreement, Mr. Kalogris received a bonus in the amount of $453,200. These bonus amounts are refundable in the event Mr. Kalogris' employment with Triton is terminated for cause or in the event of a resignation other than for good reason. Mr. Kalogris may terminate his employment agreement at any time at his sole discretion upon 30 days' prior written notice or immediately, upon written notice for good reason, which includes:

(a) if there is a change of control, as defined in the employment agreement;

(b) if he is demoted, removed or not re-elected as Chairman of Triton's Board of Directors. However, so long as Mr. Kalogris remains a member of Triton's Board of Directors and Triton's Chief Executive Officer, it is not considered good reason if Mr. Kalogris is no longer Chairman of Triton's Board of Directors;

(c) there is a material diminishment of Mr. Kalogris' responsibilities, duties or status and that diminishment is not rescinded within 30 days after receiving written notice of the diminishment;

(d) Triton fails to pay or provide benefits to Mr. Kalogris when due and does not cure that failure within 10 days of receiving written notice of that failure;

(e) Triton relocates its principal offices more than 30 miles from its current headquarters without Mr. Kalogris' consent; or

(f) Triton purports to terminate Mr. Kalogris for cause for any reason other than those permitted as for cause reasons under the employment agreement.

Triton may terminate each employment agreement:

(a) at any time, upon written notice, without cause at Triton's sole discretion;

(b) for cause, as defined in the employment agreements; or

(c) upon the death or disability of Mr. Kalogris.
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If Mr. Kalogris' employment is terminated on or after the initial term of the employment agreement or due to Triton's failure to renew the agreement, Triton will pay him a severance benefit in the amount of his base salary at that time. Mr. Kalogris' employment agreement provides for an initial annual base salary of $453,200, subject to annual increases at the discretion of the Compensation Committee of the Board of Directors, and an annual bonus in an amount up to 100% of his base salary based on Triton's performance.

In the event of any change of control, regardless of whether Mr. Kalogris terminates his employment agreement, all of his previously unvested shares will vest immediately.